

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 15, 2016

David R. Koos
Chief Executive Officer
Bio-Matrix Scientific Group, Inc.
4700 Spring Street, Suite 304
La Mesa, California 91942

> **Re:** **Bio-Matrix Scientific Group, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2015**
> **Filed January 8, 2016**
> **File No. 0-32201**

Dear Mr. Koos:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Consolidated Balance Sheet, page 41

1. We understand that Accumulated Other Comprehensive Income (Loss) represents the difference between the cost basis and fair value of your investment in Entest Biomedical, Inc. Please tell us in detail why you have not recognized an impairment loss. In doing so, please discuss the impairment indicators and your basis for concluding that an other-than-temporary impairment should not be recognized. Please refer to ASC 320-10-35-17 through 33.

Consolidated Statement of Operations, page 42

2. Please tell us the nature and amount of the transactions reflected in revenues. In addition, please tell us and disclose your revenue recognition accounting policies in accordance with ASC 235-10-50 and tell us why your revenue recognition policies comply with ASC 605.

Consolidated Statement of Comprehensive Income, page 43

3. We note you disclosed total other comprehensive income or loss in accordance with ASC 220. However, the unrealized gain or loss on available for securities for each year was omitted. Also, it appears that the total amount of comprehensive income or loss disclosed for each year is incorrect. Please revise or advise.

Consolidated statement of Cash Flows, page 44

4. We note cash flows from financing activities include non-cash transactions consisting of common shares issued for debt conversions and as compensation for services as well as losses on settlement of debt through equity issuances. Please refer to ASC 230 and revise to separately disclose non-cash financing transactions in supplemental disclosure of noncash investing and financing activities and to disclose losses on debt settlements in cash flows from operating activities. Please note that this comment also applies to Form 10-Q filed February 2, 2016.

Note 8. Stockholders' Equity, page 56

5. Please tell us the number of shares of common stock reserved for issuance pursuant to convertible notes at each balance sheet date.

Note 10. Investment Securities, page 60

6. Please revise to disclose the information required by ASC 320-10-50-2 and ASC 320-10-50-9 to the extent applicable.

Item 9A. Controls and Procedures

b) Management's annual report on internal control over financial reporting, page 63

7. Your disclosure states management believes that your internal control over financial reporting is effective as of September 30, 2012. Please revise to refer to the correct fiscal year.

8. Your disclosure in (c) on page 64 states there have been no changes during the quarter ended September 30, 2014 in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting. Please revise to refer to the fourth quarter of the correct fiscal year.

Signatures, page 74

9. We note the signatures included in the amendment filed January 8, 2016. In future filings please include the signature of your principal accounting officer. Refer to General Instruction D(2) of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products